Exhibit 12.1
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Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months Ended May 31,		Years Ended November 30,
	2017	2016	2016	2015	2014	2013	2012
EARNINGS
Income (loss) from operations before income taxes	$73,441	$40,824	$149,315	$127,043	$94,949	$38,363	$(79,053)
Add:
Interest incurred	93,423	92,509	185,466	186,885	171,541	149,101	132,657
Amortization of premiums and discounts related to debt	3,314	3,770	7,576	7,738	7,124	5,347	3,016
Portion of rent expense considered to be interest	2,600	2,426	5,097	4,524	3,917	3,204	3,096
Amortization of previously capitalized interest	89,855	66,239	161,285	143,255	90,804	87,414	78,630
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	894	2,212	9,908	11,512	(1,063)	2,882	1,519
Deduct:
Interest capitalized	(87,116)	(86,842)	(179,566)	(165,029)	(140,791)	(86,411)	(62,853)
Income as adjusted	$176,411	$121,138	$339,081	$315,928	$226,481	$199,900	$77,012

FIXED CHARGES
Interest incurred	$93,423	$92,509	$185,466	$186,885	$171,541	$149,101	$132,657
Amortization of premiums and discounts related to debt	3,314	3,770	7,576	7,738	7,124	5,347	3,016
Portion of rent expense considered to be interest	2,600	2,426	5,097	4,524	3,917	3,204	3,096
	$99,337	$98,705	$198,139	$199,147	$182,582	$157,652	$138,769

Ratio of earnings to fixed charges	1.78 x	1.23 x	1.71 x	1.59 x	1.24 x	1.27 x	—

Coverage deficiency (a)	$—	$—	$—	$—	$—	$—	$(61,757)

(a)	Earnings for the year ended November 30, 2012 were insufficient to cover fixed charges by $61.8 million.